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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*



                           priceline.com Incorporated
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                                (Name of Issuer)

                     common stock, par value $.008 per share
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                         (Title of Class of Securities)

                                    741503106
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                                 (CUSIP Number)

                            Robert S. Harkey, Esquire
                     Senior Vice President - General Counsel
                              Delta Air Lines, Inc.
                    Hartsfield Atlanta International Airport
                             Atlanta, Georgia 30320
                                 (404) 715-2387
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

                                November 2, 2000
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                               (Page 1 of 6 pages)

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                                  SCHEDULE 13D

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CUSIP NO. 741503106                                                 Page 2 of 6 Pages
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



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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Delta Air Lines, Inc.

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                           (a)  |_|
                                                                                       (b)  |_|



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3          SEC USE ONLY

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4          SOURCE OF FUNDS*

           00
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                               |_|

           00
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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
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                                  7       SOLE VOTING POWER

           NUMBER OF                      11,264,831
            SHARES               -------------------------------------------------------------------
          BENEFICIALLY            8       SHARED VOTING POWER
            OWNED BY
              EACH                        0
           REPORTING             -------------------------------------------------------------------
             PERSON               9       SOLE DISPOSITIVE POWER
              WITH
                                          11,264,831
                                  ------------------------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER

                                          0
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           11,264,831
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*            |_|


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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.3%
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14         TYPE OF REPORTING PERSON*

           CO
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
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 741503106                                      Page 3 of 6 Pages
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ITEM 1               SECURITY AND ISSUER

                     This Amendment No. 1 to Schedule 13D relating to the common stock of priceline.com Incorporated, a Delaware corporation ("priceline"), is being filed on behalf of Delta Air Lines, Inc., a Delaware corporation ("Delta"), to amend the Schedule 13D which was originally filed with the Securities and Exchange Commission ("SEC") on October 20, 2000 (the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning as set forth in the Schedule 13D.


ITEM 3               SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                     As described in the Schedule 13D, on November 17, 1999, Delta and priceline entered into a Master Agreement (the "Master Agreement") which amended the Airline Participation Agreement, dated August 31, 1998 (the "Airline Participation Agreement"), between Delta and priceline, and the General Agreement, dated August 31, 1998 (the "General Agreement"), among Delta, priceline and Priceline Travel, Inc. In consideration of Delta's entering into the Master Agreement, priceline issued a warrant (the "1999 Warrant") to Delta which provided Delta with the right to acquire an additional 5,500,000 shares of the common stock of priceline (the "priceline common stock") at a price of $56.625 per share. In August, 2000, the 1999 Warrant became exercisable as to 2,750,000 shares of priceline common stock as a result of priceline's receiving net revenues relating to travel on Delta and its affiliates in excess of $180 million during a specified period. The 1999 Warrant was to become exercisable as to the remaining 2,750,000 shares of priceline common stock on January 1, 2001 as a result of priceline's receiving net revenues relating to travel on Delta and its affiliates in excess of $80 million during the period from January 1, 2000 through December 31, 2000.


ITEM 4               PURPOSE OF TRANSACTION

                     Item 4 is hereby amended by adding the following information:

                     On November 2, 2000, priceline issued an Amended Participation Warrant Agreement (the "Amended 1999 Warrant") to Delta. The Amended 1999 Warrant:

o cancelled Delta's right to purchase 825,000 shares of priceline common stock under the 1999 Warrant, leaving Delta with the right to purchase only 4,675,000 shares of the 5,500,000 shares of priceline common stock that Delta previously had the right to purchase under the 1999 Warrant;

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CUSIP No. 741503106                                      Page 4 of 6 Pages
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o      reduced the exercise price of the 1999 Warrant as to the remaining
       4,675,000 shares of priceline common stock from $56.625 per share to $4.7188 per share, the closing price per share of priceline common stock on the NASDAQ National Market on November 3, 2000; and

o provided that Delta may not sell or otherwise transfer more than 50% of the Amended 1999 Warrant or the shares of priceline common stock subject to the Amended 1999 Warrant until November 2, 2001 (the "Lock-Up Restriction").

                     Delta may exercise the Amended 1999 Warrant to purchase the 2,337,500 shares of priceline common stock for which the Amended 1999 Warrant is currently exercisable at any time. Also, at any time on or after January 1, 2001, Delta may exercise the Amended 1999 Warrant as to the remaining 2,337,500 shares of priceline common stock subject to the Amended 1999 Warrant. Delta may sell, in the open market or in private transactions, some or all of the shares so purchased, either immediately or over a period of time, subject to the Lock-Up Restriction.

ITEM 5               INTEREST IN SECURITIES OF PRICELINE

                     (a) Delta is the beneficial owner, pursuant to Rule 13d-3(d)(1), of 11,264,831 shares of priceline common stock. The shares of priceline common stock beneficially owned by Delta represent approximately 6.3% of the 179,183,660 shares of priceline common stock outstanding on November 10, 2000 (assuming the exercise of Delta's right to purchase all 4,675,000 shares of priceline common stock pursuant to the Amended 1999 Warrant and the conversion of Delta's 6,000,000 shares of priceline convertible preferred stock into 6,000,000 shares of priceline common stock), as set forth in priceline's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

                     Mary Johnston Evans, a director of Delta, holds 100 shares of priceline common stock. To the best of Delta's knowledge, none of the other directors or executive officers of Delta beneficially owns shares of priceline common stock.

                     (b) Delta has sole voting and dispositive power over all of the shares of priceline common stock beneficially owned by Delta and, to the best of Delta's knowledge, Mary Johnston Evans has sole voting and dispositive power over all of the shares of priceline common stock she holds.

                     (c) Except as otherwise set forth in the Schedule 13D, neither Delta nor, to the best of Delta's knowledge, any of Delta's directors or executive officers has effected any transactions in priceline common stock during the past 60 days.

                     (d) No person other than Delta has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of
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CUSIP No. 741503106                                      Page 5 of 6 Pages
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priceline common stock beneficially owned by Delta or, to the best of Delta's knowledge, Mary Johnston Evans.


               (e) Delta has not ceased being the beneficial owner of more than 5% of the priceline common stock.


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF PRICELINE

                     On November 2, 2000, priceline issued to Delta the Amended 1999 Warrant, which entitles Delta to purchase 4,675,000 shares of priceline common stock at an exercise price of $4.7188 per share and provides that Delta may not sell or otherwise transfer more than 50% of the warrant or of the shares of priceline common stock subject to the warrant until November 2, 2001.

ITEM 7               MATERIALS FILED AS EXHIBITS



    Exhibit                                  Description
    -------                                  -----------
      12.                   Amended Participation Warrant Agreement, dated
                            November 2, 2000, between priceline and Delta.
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CUSIP No. 741503106                                      Page 6 of 6 Pages
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                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: November 14, 2000               Delta Air Lines, Inc.


                                       By:  /s/  M. MICHELE BURNS
                                           ------------------------------------
                                           M. Michele Burns
                                           Vice President and Treasurer